[VCA Antech, Inc. Letterhead]

December 6, 2007

VIA FACSIMILE AND REGULAR MAIL

Carmen Moncada-Terry

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 7010

Washington, D.C. 20549

Re:	VCA Antech, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 27, 2007

File No. 001-16783

Dear Ms. Moncada-Terry:

As was previously discussed, VCA Antech, Inc. (“VCA”) hereby requests an extension until January 11, 2008 to respond to the United States Securities and Exchange Commission’s comments to VCA’s Definitive Proxy Statement on Schedule 14A, filed April 27, 2007, File No. 001-16783, as set forth in your letter dated September 26, 2007.

Sincerely,

/s/ Tomas Fuller

Tomas Fuller

cc:	Robert Antin

AKIN GUMP
STRAUSS HAUER & FELD LLP
___________Attorneys at Law

JULIE M. KAUFER

310.728.3313/fax: 310.728.2313

jkaufer@akingump.com

January 11, 2008

VIA FACSIMILE AND EDGAR

Carmen Moncada-Terry

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 7010

Washington, D.C. 20549

Re:	VCA Antech, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 27, 2007

File No. 001-16783

Dear Ms. Moncada-Terry:

As I indicated in my voicemail this morning, VCA Antech, Inc. (“VCA”) is completing its response to the comments of the Securities and Exchange Commission set forth in its letter dated September 26, 2007 (the “SEC Comment Letter”) relating to VCA’s Definitive Proxy Statement on Schedule 14A, filed April 27, 2007, File No. 001-16783, and expects to provide its response to the Commission by January 18, 2008.

Please do not hesitate to contact me if you have any questions or concerns.

Sincerely,

/s/ Julie M. Kaufer

Julie M. Kaufer

cc:	Robert Antin

Tom Fuller

Frank Reddick

2      2029 Century Park East, Suite 2400 / Los Angeles, California 90067-3012 / 310.229.1000 / fax: 310.229.1001 / akingump.com